Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: June 10, 2013

CONTACT:

Richard Leland

Investor Relations

561.438.3796

richard.leland@officedepot.com

Brian Levine

Public Relations

561.438.2895

brian.levine@officedepot.com

OFFICE DEPOT ANNOUNCES MAILING OF PROXY STATEMENTS AND

SHAREHOLDER MEETING DATE

Boca Raton, Fla., June 10, 2013 — Office Depot, Inc. (NYSE: ODP), a leading global provider of office supplies and services, today announced that it will begin mailing the joint proxy statement/prospectus relating to the proposed merger with OfficeMax on or about June 10, 2013.

Shareholders of record as of May 28, 2013 will receive the joint proxy statement/prospectus regarding the proposed merger and be entitled to vote at the company’s special shareholder meeting to be held on July 10, 2013.

Office Depot’s Board of Directors recommends that shareholders vote “FOR” the issuance of Office Depot common stock to OfficeMax shareholders in connection with the proposed merger.

Special Shareholder Meeting General Information

DATE:	July 10, 2013

TIME:	11:00 a.m. Eastern Daylight Time

LOCATION:	Boca Raton Marriott at Boca Center
5150 Town Center Circle
Boca Raton, FL 33486
(561) 392-4600

Transaction Details

On February 20, 2013, Office Depot and OfficeMax announced their entry into an agreement to combine their companies in a merger of equals aimed at building a stronger, more efficient competitor able to meet the growing challenges of a rapidly changing industry. The merger process is ongoing, and the transaction is expected to close by the end of calendar year 2013, subject to stockholder approval from both companies, the receipt of regulatory approvals and the satisfaction of other customary closing conditions.

About Office Depot

Office Depot provides office supplies and services through 1,628 worldwide retail stores, a dedicated sales force, top-rated catalogs, and global e-commerce operations. Office Depot has annual sales of approximately $10.7 billion, employs about 38,000 associates, and serves customers in 60 countries around the world.

Office Depot’s common stock is listed on the New York Stock Exchange under the symbol ODP. Additional press information can be found at: http://news.officedepot.com.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of Office Depot, Inc. (“Office Depot”) with OfficeMax Incorporated (“OfficeMax”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 (Registration No. 333-187807) that includes a preliminary Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a preliminary prospectus of Office Depot. The registration statement, as amended, was declared effective by the SEC on June 7, 2013. Office Depot and OfficeMax will mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on our about June 10, 2013. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the definitive Joint Proxy Statement/Prospectus filed with the SEC on June 10, 2013. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC.